

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

January 5, 2007

By U.S. Mail and facsimile 954-333-4073

Mr. David Pollock
Chief Executive Officer
Hydron Technologies, Inc.
4400 34th Street N, Suite F
St. Petersburg, FL 33714

Re: Hydron Technologies, Inc. ("the Company")
         File No.: 000-06333

Dear Mr. Pollock:

In your letter dated December 18, 2006, you state that the Company has been unable to amend its Form 8-K filed on July 8, 2005 to include the financial statements of Clinical Results, Inc. ("CRI").   You have requested that the staff waive the requirement to provide the financial statements required by Form 8-K. In responding to prior staff comments, you have confirmed that the purchase price exceeded 20% of the assets as of your most recently completed year-end.

We will not waive the requirements of Form 8-K. We acknowledge the Company's inability to file the audited financial statements of the acquired business for the periods required by the Form, however, (notwithstanding this Division's prior practice) please understand that we generally do not grant formal "no enforcement action" positions with respect to a company's filing deficiencies (or delinquencies). Since the Company did not file the required financial statements and pro forma financial information within the extended time period provided by the Form, we will not consider the Company to be a timely filer.

Further, until the Company files audited financial statements of the acquired business for the time span required under Item 310(c) of Regulation S-B and the pro forma financial information required under Item 310(d) of Regulation S-B, we will not declare effective any registration statements or post-effective amendments.

In addition, the Company should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the Company files the required financial statements. This restriction does not apply to:

    (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

    (b) dividend or interest reinvestment plans;

    (c) employee benefit plans;

    (d) transactions involving secondary offerings; or

    (e) sales of securities under Rule 144.

Once the company files audited financial statements that include the post-acquisition results of operations of CRI for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Item 310(c) of Regulation S-B. However, since certain of the significance calculations from Item 310(c)(iii)(2) of Regulation S-B related to CRI's income and assets may not be reliable, one year of financial statements may not be sufficient.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant